UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

PULASKI FINANCIAL CORP.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

745548107
(CUSIP Number)

Leon A. Felman, 150 Carondelet Plaza #2901, Clayton, Missouri 63105

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

SCHEDULE 13D
CUSIP No.  745548107

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Leon A. Felman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,070,828.7123 (not including 6,000 shares subject to options that are exercisable within 60 days)
	8	SHARED VOTING POWER 49,947.863
	9	SOLE DISPOSITIVE POWER 1,070,828.7123 (not including 6,000 shares subject to options that are exercisable within 60 days)
	10	SHARED DISPOSITIVE POWER 49,947.863
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,126,776.5753 (including 6,000 shares subject to options that are exercisable within 60 days)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 9.33%
14	TYPE OF REPORTING PERSON IN; PN

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The Reporting Person is filing this amendment to report that his beneficial ownership interest in Pulaski Financial Corp. (the “Company”) has increased more than 1% since Amendment No. 1 to the Schedule 13D was filed on August 6, 2007.  The information required by Items 1, 2, 3, 4, 6 and 7 are included in the initial Schedule 13D the Reporting Person filed with the Securities and Exchange Commission on July 2, 2004, which is incorporated by reference.

Item 5.                      Interest in Securities of the Issuer

(a)           Mr. Felman beneficially owns 1,126,776.5753 shares, representing 9.29% of the 12,071,951 outstanding shares of the Company’s common stock.

In accordance with Rule 13d-3 of the Exchange Act, the shares beneficially owned by Mr. Felman and the total outstanding shares include 6,000 shares that Mr. Felman may acquire within the next sixty days pursuant to exercisable stock options.

(b)           Mr.  Felman has sole voting and dispositive power over 1,070,828.7123 shares.

Mr. Felman shares voting or dispositive power over 46,737.469 shares with his spouse.  Mrs. Felman’s home address is 150 Carondelet Plaza #2901, Clayton, Missouri 63105.  Mrs. Felman is a self-employed costume jewelry distributor.  Mrs. Felman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years. Mrs. Felman has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mrs. Felman is a United States citizen.

Mr. Felman shares voting or dispositive power over 3,210.394 shares with his daughter, Amy Felman-Levin.  Mrs. Felman-Levin’s home address is 4225 Laclede Avenue, St. Louis, Missouri 63124.  Mrs. Felman-Levin is a self-employed real estate developer.  Mrs. Felman-Levin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.  Mrs. Felman-Levin has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mrs. Felman-Levin is a United States citizen.

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(c)	Mr. Felman has effected the following transactions in the common stock of the Company during the past sixty days:

Date	Type of Transaction	Number of Shares	Price Per Share
June 25, 2014	Private placement transaction	180,668.000	$11.07
April 15, 2014	Reinvestment of dividends	2,493.1419	$10.2839
March 31, 2014	Voluntary contribution under the dividend reinvestment plan	1,946.472	$10.275

(d)           Not applicable.

(e)           Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 26, 2014	By:	/s/ Leon A. Felman
Leon A. Felman

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